July 25, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (787) 759-8900

Mr. Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

> **Re:** **Popular, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2006**
> **Form 8-K filed July 14, 2006**
> **File No. 0-13818**

Dear Mr. Junquera:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Year Ended December 31, 2005

2005 Annual Report

Consolidated Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page P68

1.   We note your disclosure on page P74 that revenues from contracts to create data processing centers and the related costs are recognized as project phases are completed and accepted. Please tell us and revise future filings to describe the accounting literature you relied upon to determine that it is appropriate to defer project expenses until the related income is earned.

2.   As a related matter, please tell us and revise future filings to more fully describe how you differentiate between data processing center contract costs that are considered operating expenses (expensed as incurred) and those which are considered project expenses (deferred until related income is earned).

3.   For each annual financial statement period presented, please quantify for us the amount of revenues, project expenses and operating expenses recognized related to your contracts to create data processing centers. Please also separately quantify the amount of any deferred revenues, project expenses and operating expenses associated with these contracts as of the end of each financial statement period presented.

Note 21 – Retained Interests on Transfers of Financial Assets, page P93

4.   We note your disclosure on page P93 in which you state that you recorded $61.1 million of interest-only strips in connection with six off-balance sheet securitization transactions during the year ended December 31, 2005. It appears from your disclosures on page P12 that approximately $14.9 million of other-than-temporary impairment losses were recognized during 2005 related to these interest-only strips.

Based on disclosures included in your Form 8-K filed on July 14, 2006 it appears that you recorded an additional $15 million of other-than-temporary impairments in the second quarter of 2006 for interest-only securities. For each of your securitizations completed from January 1, 2005 through June 30, 2006, please tell us:

- the initial fair value of interest-only strips recognized and when those retained interests were recognized;
- when the other-than-temporarily losses were recorded; and
- facts and circumstances which led to the recognition of other-than-temporarily impairment losses on interest-only strips within 18 months of their acquisition.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant